Exhibit 99.1

NiCE Defines the Trusted Record for AI-Enabled Public Safety at APCO 2026

New NiCE Witness AI governance solution extends the trusted record to AI-assisted decisions, delivering independent, end-to-end transparency across the emergency incident lifecycle

Hoboken, N.J., August 3, 2026 – NiCE (Nasdaq: NICE) today announced a new standard for AI accountability, extending its long-standing mission to help public safety agencies capture, preserve, and understand critical incident information. At APCO 2026, NiCE will introduce NiCE Witness, an AI governance solution that creates an impartial, cross-vendor record of AI activity, personnel actions, and incident outcomes from the first call through dispatch, response, and final review. Together with NiCE Inform and NiCE Inform AI, NiCE Witness enables agencies to reconstruct the incident, assess both AI and human performance against agency policies and procedures, peer benchmarks, and national standards, and preserve an independent, auditable, and defensible record of every critical decision.

For nearly four decades, each major technology shift in public safety has expanded the record agencies rely on NiCE to keep. Voice logging preserved what was said. Digital and IP communications enabled end-to-end incident reconstruction. NG911 and multimedia brought digital evidence together. AI-assisted quality assurance made it possible to evaluate emergency interactions at scale. Now, as AI enters call triage, language translation, dispatch, threat assessment, report generation, records management, and other mission-critical workflows, the next record agencies must keep is how AI and people made decisions together.

That need is emerging as three forces converge: chronic staffing pressures, rapid AI adoption, and growing scrutiny of automated decisions. Agencies need AI to reduce workload and accelerate response, but most applications can explain only their own role. Without an impartial record across vendors and systems, agencies may be unable to show what AI recommended, what personnel saw, whether policy was followed, and why a decision was made during critical incident reviews, public records requests, litigation, accreditation, or after-action investigations.

“Public safety has always depended on a trusted record when the stakes are highest,” said Chris Wooten, Executive Vice President, NiCE. “AI does not change that need, it expands what the record must capture. Across the first-response lifecycle, NiCE Witness provides an impartial, cross-vendor account of what AI did, how personnel responded, what happened, and whether the response aligned with policy and standards. The result is independent, auditable proof of whether AI is performing as intended, and a verifiable, defensible record of every critical decision.”

Designed as the “flight recorder” for public safety AI, NiCE Witness creates a single, time-aligned record of AI activity and human decision-making across the emergency response lifecycle. Unlike individual applications that log only their own activity, NiCE Witness provides a vendor-neutral view across multiple systems—including call triage, language translation, dispatch support, threat assessment, report generation, records management, and other operational workflows—so agencies can reconstruct not only what happened, but how technology and people interacted throughout the response.

NiCE answers three critical questions about every incident

Each technology shift has expanded the record that agencies trust NiCE to keep. Together, NiCE Inform, NiCE Inform AI, and NiCE Witness give agencies a connected answer to three questions that define accountability in an AI-enabled environment:

What happened? NiCE Inform brings together 911 audio, CAD activity, radio communications, reports, and digital records into a complete, chronological incident view, while Intelligence Center dashboards help leaders see patterns and performance trends across operations.

Was it handled correctly? NiCE Inform AI extends quality assurance from small samples to virtually every emergency interaction through automated evaluation, configurable scoring, coaching workflows, and performance analytics—for people, and increasingly for the AI working beside them.

Can we prove every decision? NiCE Witness adds the independent, auditable, and defensible record of AI-assisted decision-making, showing how recommendations and human judgment combined from the first call through final review.

At APCO 2026, NiCE will demonstrate these capabilities from initial emergency call through final reporting and review, including incident reconstruction, AI-assisted quality assurance and coaching, Intelligence Center dashboards, and preservation of AI-assisted recommendations and human decisions through NiCE Witness. Visitors can see how agencies can reconstruct every critical incident, evaluate every emergency interaction, record every AI-assisted decision, and defend every operational outcome at NiCE Booth 2412.

NICE Public Safety & Justice

With over 3,000 customers and 30 years of experience, NiCE helps public safety and criminal justice agencies—from emergency communications and law enforcement to prosecutors and courts—transform how they manage evidence, data and critical interactions to get to the truth faster. NiCE brings information together and applies purpose-built AI to make it searchable, surface actionable insights, strengthen quality assurance and case preparation, and preserve transparent, defensible records of AI-assisted recommendations and human decisions. With people in control, agencies can respond to incidents, investigate, build and prosecute cases more efficiently. By connecting teams and workflows, NiCE helps justice flow more smoothly, from incident to court. https://www.nicepublicsafety.com

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.